UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 15, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Clearwire Corp.

File No. 001-34196 - CF#27160

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        Clearwire Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 4, 2011.

        Based on representations by Clearwire Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through December 31, 2018
Exhibit 10.2	through November 28, 2013
Exhibit 10.3	through May 16, 2018
Exhibit 10.4	through November 28, 2013
Exhibit 10.5	through May 16, 2018
Exhibit 10.6	through May 16, 2018

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel